

October 19, 2021

Michelle Bushore
Chief Legal Officer
REALTY INCOME CORP
11995 El Camino Real
San Diego, California 92130

Re: REALTY INCOME CORP
Registration Statement on Form S-4
Filed October 8, 2021
File No. 333-260165

Dear Ms. Bushore:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Ambrogi at 202-551-4821 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Darren Guttenberg